Free Writing Prospectus

Dated July 24, 2018

Filed Pursuant to Rule 433

Registration Statement Nos. 333-214738 and 333-225893

For Immediate Release

CONTACT: Heidi Raphael Vice President of Corporate Communications Beasley Broadcast Group, Inc. 239-263-5000 ir@bbgi.com	Joseph Jaffoni, Jennifer Neuman JCR 212-835-8500 or bbgi@jcir.com

BEASLEY BROADCAST GROUP ANNOUNCES

PRICING OF SHARES OF CLASS A COMMON STOCK

BY BORDES FAMILY SELLING STOCKHOLDERS

NAPLES, Florida, July 24, 2018 – Beasley Broadcast Group, Inc. (Nasdaq: BBGI) (“Beasley” or “the Company”), a large- and mid-size market radio broadcaster, today announced the pricing of the previously announced offering of 3,126,147 shares of its Class A common stock by certain stockholders of Beasley named in the preliminary prospectus supplement (the “Bordes family selling stockholders”) at a price to the public of $7.50 per share. The Company has elected not to sell any shares in the offering. The offering is expected to close on or about July 26, 2018, subject to customary closing conditions. In addition, the underwriters have a 30-day option to purchase up to an additional 468,922 shares of Class A common stock from the Bordes family selling stockholders.

Beasley will not receive any proceeds from shares of Class A common stock to be sold by the Bordes family selling stockholders.

Guggenheim Securities, LLC is acting as sole book-running manager for the offering, Stephens Inc. is acting as lead manager for the offering, and Noble Capital Markets is acting as co-manager for the offering.

A copy of the preliminary prospectus supplement and the accompanying prospectus related to the offering may be obtained from Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, New York, NY 10017, or by telephone at (212) 518-9658, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

A registration statement (Registration No. 333-214738) (including a prospectus) relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and has become effective. This offering may be made only by means of a prospectus supplement and the accompanying prospectus relating to such registration statement. Before you invest, you should read the prospectus supplement and the accompanying prospectus in the registration statement and other documents filed with the SEC for more information about Beasley and this offering. You may obtain these documents free of charge by visiting the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Guggenheim Securities, LLC at 212-518-9658.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Beasley Broadcast Group

Celebrating its 57th anniversary this year, Beasley Broadcast Group, Inc. was founded in 1961 by George G. Beasley who remains the Company’s Chairman of the Board. Beasley Broadcast Group owns and operates 63 stations (45 FM and 18 AM) in 15 large- and mid-size markets in the United States. Beasley radio stations reach approximately 19.0 million unique consumers weekly over-the-air, online and on smartphones and tablets, and millions regularly engage with the Company’s brands and personalities through digital platforms such as Facebook, Twitter, text, apps and email.

Note Regarding Forward-Looking Statements:

Statements in this release that are “forward-looking statements” are based upon current expectations and assumptions, and involve certain risks and uncertainties within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words or expressions such as “Looking ahead,” “look forward,” “intends,” “believe,” “hope,” “plan,” “expects,” “expected,” “anticipates,” “will” or variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the closing of the proposed offering; expected income; shareholder value; revenues; and growth. Key risks are described in our reports filed with the SEC including in our annual report on Form 10-K and quarterly reports on Form 10-Q. Readers should note that forward-looking statements are subject to change and to inherent risks and uncertainties and may be impacted by several factors, including:

•	external economic forces that could have a material adverse impact on our advertising revenues and results of operations;

•	the ability of our radio stations to compete effectively in their respective markets for advertising revenues;

•	our ability to respond to changes in technology, standards and services that affect the radio industry;

•	audience acceptance of our content, particularly our radio programs;

•	our substantial debt levels and the potential effect of restrictive debt covenants on our operational flexibility and ability to pay dividends;

•	our dependence on federally issued licenses subject to extensive federal regulation;

•	the risk that our FCC broadcasting licenses and/or goodwill could become impaired;

•	the failure or destruction of the internet, satellite systems and transmitter facilities that we depend upon to distribute its programming;

•	disruptions or security breaches of our information technology infrastructure;

•	actions by the FCC or new legislation affecting the radio industry;

•	the loss of key personnel;

•	the fact that we are controlled by the Beasley family, which creates difficulties for any attempt to gain control of us;

•	our ability to integrate acquired businesses and achieve fully the strategic and financial objectives related thereto and their impact on our financial condition and results of operations; and

•	other economic, business, competitive, and regulatory factors affecting our businesses.

Our actual performance and results could differ materially because of these factors and other factors discussed in the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our SEC filings, including but not limited to our Annual Report on Form 10-K or Quarterly Reports on Form 10-Q, copies of which can be obtained from the SEC, www.sec.gov. All information in this release is as of the date of this press release, and we undertake no obligation to update the information contained herein to actual results or changes to our expectations.

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